Management’s Discussion and Analysis of Financial Conditions and Results of Operations
The following discussion includes information that is relevant to understanding Polestar’s financial condition and results of operations and should be read together with the Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 2024 and 2023, included elsewhere in this report. Refer to the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023 that were included in the Form 20-F filed with the SEC on August 14, 2024 for more information about the year ended December 31, 2023. All figures presented in the tables below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain 2023 figures have been restated. Refer to Note 18 - Restatement of prior period financial statements for details.
Key figures

	June 30th, 2024	December 31, 2023
Statement of financial position
Cash and cash equivalents	668,911	768,927
Total assets	3,976,641	4,121,304
Total equity	1,819,532	1,262,299
Total liabilities	(5,796,173)	(5,383,603)

	For the six months ended June 30,		For the year ended December 31,
	2024	2023	2023
		(Restated)
Statement of loss
Revenue	905,813	1,237,635	2,378,562
Cost of sales	(933,111)	(1,216,020)	(2,791,643)
Gross profit/(loss)	$(27,298)	$21,615	$(413,081)
Operating expenses	(437,151)	(519,098)	(1,066,885)
Operating loss	$(464,449)	$(497,483)	$(1,479,966)
Finance income and expense, net	(195,821)	(80,167)	(143,867)
Fair value change - Earn-out rights	139,638	232,995	443,168
Fair value change - Class C Shares	2,500	10,750	22,000
Share of losses in associates	(4,350)	—	(43,304)
Income tax expense	(17,003)	(6,925)	7,138
Net loss	$(539,485)	$(340,830)	$(1,194,831)

Statement of cash flows
Cash (used for)/provided by operating activities	(169,662)	(660,242)	(1,859,842)
Cash used for investing activities	(355,085)	(279,168)	(439,399)
Cash provided by financing activities	445,120	1,061,440	2,093,304

Key metrics
Class A shares outstanding at period end	2,060,461,997	467,914,248	467,976,748
Class B shares outstanding at period end	49,892,575	1,642,233,575	1,642,233,575
Share price at period end[1]	$0.79	$3.82	$2.26
Net loss per share (basic and diluted)	(0.26)	(0.16)	(0.57)
Equity ratio[2]	(45.76)%	(10.69)%	(30.63)%
Global volumes[3]	20,371	27,868	54,626
Volume of external vehicles without repurchase obligations	18,486	26,123	49,809
Volume of external vehicles with repurchase obligations	978	1,229	2,859
Volume of internal vehicles	907	516	1,958
Markets[4]	27	27	27

Locations[5]	189	150	192
Service points[6]	1,163	1,129	1,149
1 - Represents PSNY share price at period end while publicly traded.
2 - Calculated as total equity divided by total assets.
3 - Represents the sum of total volume of vehicles delivered for (a) external sales of new vehicles without repurchase obligations, (b) external sales of vehicles with repurchase obligations, and (c) internal use vehicles for demonstration and commercial purposes or to be used by Polestar employees (vehicles are owned by Polestar and included in inventory). A vehicle is deemed delivered and included in the volume figure for each category once invoiced and registered to the external or internal counterparty, irrespective of revenue recognition. Revenue is recognized in scenarios (a) and (b) in accordance with IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), and IFRS 16, Leases ("IFRS 16"), respectively. Revenue is not recognized in scenario (c).
4 - Represents the markets in which Polestar operates.
5 - Represents Polestar Spaces, Polestar Destinations, and Polestar Test Drive Centers.
6 - Represents Volvo Cars service centers to provide access to customer service points worldwide in support of Polestar’s international expansion.
Key factors affecting performance
Polestar’s continued growth depends on numerous factors and trends. While these factors and trends provide opportunities for Polestar, they also pose risks and challenges as discussed in item 3.D “Risk Factors” in the Form 20-F filed with the SEC on August 14, 2024. The following paragraphs explain the key factors that had a notable impact on Polestar during the six months ended June 30, 2024.
Partnerships with Volvo Cars and Geely
Polestar’s relationship with Volvo Cars and Geely has provided it with a unique competitive advantage in its ability to rapidly scale and finance commercialization activities while maintaining an asset light balance sheet. This is achieved primarily through contract manufacturing, supply, and financing agreements with Volvo Cars and Geely. Polestar has utilized Volvo Cars' and Geely's established research and development capabilities to accelerate technological advancements in automotive technology. Additionally, selling and administrative expenses have been positively impacted due to service agreements with Volvo Cars which allow Polestar to attain operational efficiencies in the areas of aftermarket services and maintenance and back-office functions (e.g., information technology, legal, accounting, finance, and human resources).
Utilizing Volvo Cars’ and Geely's facilities has allowed Polestar to continue efficient production of its vehicles. PS3 production began at Volvo Cars' Chengdu facility in China in February 2024, while manufacturing in the United States is set to begin at the Charleston, South Carolina facility in the third quarter of the year. Geely began production of the PS4 at its Hangzhou Bay plant in the fourth quarter of 2023 and expects to begin production at the Renault Busan plant in the second half of 2025. The PS5 is expected to be manufactured at Geely's Chongqing facility which is currently under construction and expected to be opened in 2025. Having access to the global manufacturing footprint of Volvo Cars and Geely has and will continue to provide Polestar with flexibility to adjust and optimize its manufacturing plans in response to factors like particular market demand, relative production cost, changing shipping and logistic expenses, and the availability of market-specific tax credit schemes. However, Polestar’s contract manufacturing model does not come with the operating leverage that may come with owning production facilities and requires Polestar to accurately forecast the demand for its vehicles. If Polestar fails to do so, there may be overcapacity, which may negatively impact gross margins, or inadequate capacity, which may result in delays in shipments or revenues.
As of June 30, 2024, Polestar had drawn on all $1,000 million in borrowing capacity entered into with Volvo Cars. This includes the $800 million term loan credit facility with Volvo Cars that was entered into on November 3, 2022 and an additional $200 million that was provided as extra borrowing capacity on November 8, 2023. Additionally, Polestar had drawn the entire $250,000 term loan entered into with Geely on November 8, 2023. Both loans with Volvo Cars and Geely have a maturity date of June 30, 2027 and therefore as of June 30, 2024, all principal under both loans remains outstanding. Both loans have an optional equity conversion feature.
On December 8, 2023, Polestar and Geely entered into an asset transfer agreement which, when considered together with certain other agreements not signed until six months ended June 30, 2024, was designed to provide financing to Polestar in exchange for Polestar transferring legal ownership of certain Polestar unique tooling and equipment that will be used in the manufacturing of the PS3 (the "PS3 Tooling and Equipment") to Geely. As of June 30, 2024, total principal of $132,237 was outstanding under this financing arrangement.
Refer to Note 15 - Related party transactions in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.
Premium electric vehicle portfolio
Polestar continues to develop a premium all-electric vehicle portfolio to address the tastes and preferences of premium vehicle customers, one of the fastest growing segments of the global electric car market. The planned portfolio currently consists of the following models:
•Polestar 2 - a performance fastback;
•Polestar 3 - a performance sport utility vehicle;
•Polestar 4 - a performance sport utility coupe;
•Polestar 5 - a high performance 4-door grand tourer; and
•Polestar 6 - a high performance roadster.
The PS2 has received numerous accolades and positive reviews since its launch in 2019. The limited-edition higher specification PS2 variants, the BST 270 and BST 230, which sell at higher price points have also received favorable reviews from customers and the automotive community. Polestar plans to continue offering higher specification variants, sometimes in limited production runs, for its future models, which it expects will further establish its brand within the premium electric vehicle segment and allow for pricing variability within certain markets. As a premium electric vehicle company, Polestar does not intend to offer models priced below the PS2. Customers’ acceptance and purchase of Polestar’s new models are critical components of Polestar’s future growth and financial performance. Polestar’s marketing efforts may not be successful, and newer vehicle models may not ultimately be adopted or utilized by the consumer, which would negatively impact sales volumes and product pricing.
Innovative automotive technologies and design
Polestar develops electric vehicles and technologies through cutting edge design and sustainable choices. Polestar has a high-performance, innovation-driven research and development team with safety heritage rooted from Volvo Cars and in-house competencies at its dedicated research and development facility in Coventry, UK. Internal development programs such as the Polestar 5 and PX2 electric powertrain have advanced Polestar’s organic intellectual property. Further, Polestar continues to display ambition to create industry-leading technologies through partnerships with Volvo Cars, Geely, Nvidia, Luminar, and Zenseact, Xingji Meizu, and StoreDot, among others. This combination of research and development resources allows Polestar flexibility in determining which technologies to develop in-house versus which to outsource to partners. Polestar believes that continued investments such as these are critical to establishing market share, attracting new customers, and becoming a profitable global electric vehicle company. During the six months ended June 30, 2024, Polestar invested $140.2 million in new intellectual property. Refer to Note 8 - Intangible assets and goodwill in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.
Direct-to-consumer business model
Polestar operates a direct-to-consumer business model for sales of vehicles, which allows it to create a tailored experience for customers based on their individual preferences. Polestar cultivates this experience through Polestar Spaces where potential customers can experience Polestar vehicles, engage with Polestar specialists, and in certain cases, test drive Polestar vehicles. This serves as important brand awareness and as a sales driver for commercial expansion in key markets. Through these locations, Polestar is able to introduce customers to vehicles and enhance the Polestar experience, from brand introduction and education to vehicle delivery. Additionally, Polestar is able to run a lean sales model via the Polestar App and website, offer a wide service network for aftermarket services and maintenance, and offer competitive pricing and financing for customers. This business model approach has allowed Polestar to achieve rapid expansion in, and capitalization of, the luxury electric vehicle market in Europe, the United States, and Asia with lower overall selling, general, and administrative expenses as compared to a traditional OEM dealer model.
Direct-to-business model
In the U.S. and Canada, Polestar operates a direct-to-business model through which vehicles are sold directly to a network of independent authorized dealers. In these markets, vehicles are displayed and subsequently sold to end retail consumers at Polestar Spaces, which are designed, built, and equipped by dealers in accordance with Polestar’s standards. Dealers also diagnose and repair Polestar vehicles at associated service facilities. Vehicles are sold to dealers at wholesale prices and Polestar provides a suggested retail price.
Fleet sales
In addition to Polestar and its subsidiaries’ direct-to-consumer and direct-to-business models, vehicles are also sold to various fleet customers (e.g., rental car companies and corporate fleet managers). As an incentive for high-volume purchases, sales to fleet customers often include certain upfront discounts and annual rebates based on the number of vehicles ordered during the year.
Importer markets
Polestar also sells vehicles to various importers in smaller markets around the globe where it does not have sales units (e.g., Hong Kong, New Zealand, Israel, the United Arab Emirates (UAE)), Kuwait, and Iceland. Polestar's relationships with importers allow it to create a more diversified global footprint and tap potential opportunities which may lead to increased sales.
Sales to associate
In China, Polestar sells its vehicles through an associate, Polestar Times Technology (Nanjing) Co., Ltd ("Polestar Times Technology"), previously Polestar Technology (Shaoxing) Co., Ltd. ("Polestar Technology"). Vehicles are sold to Polestar Times Technology at whole sale prices and Polestar Times Technology subsequently sells the vehicles to customers in China. This sales channel is more advantageous to Polestar in capturing the Chinese market.
Earn-out rights and Class C Shares from the reverse recapitalization
As part of a capital reorganization consummated on June 23, 2022, Polestar exchanged rights and obligations to the public and private warrant instruments of Gores Guggenheim, Inc. ("GGI"), a special purpose acquisition company, resulting in the issuance of similar instruments in the form of Class C-1 Shares and Class C-2 Shares, respectively. Polestar also issued certain rights to earn out shares to existing owners. These instruments are accounted for as derivative liabilities under International Accounting Standards (“IAS”) 32, Financial Instruments: Presentation, and IFRS 9, Financial Instruments, that are carried at fair value with subsequent changes in fair value recognized in the Consolidated Statement of Loss and Comprehensive Loss at each reporting date.
As of June 30, 2024 and December 31, 2023, the Class C Shares were valued at $3.5 million and $6.0 million, respectively, resulting in an unrealized gain from the fair-value change of $2.5 million during the six months ended June 30, 2024. As of June 30, 2024 and December 31, 2023, the earn-out rights were valued at $15.8 million and $155.4 million, respectively, resulting in an unrealized gain from the fair value change of $139.6 million during the six months ended June 30, 2024. The fair values of these derivative financial instruments are volatile and influenced by changes Polestar's share price, resulting in impacts to Polestar's net income or loss that are not directly related to ongoing operations. Nevertheless, these derivative financial instruments have a notable impact on our overall financial performance each period. Refer to Note 1 - Overview and basis of preparation and Note 11 - Reverse recapitalization in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.

Impacts of the Russo-Ukrainian War, conflicts in Israel and the Gaza Strip, and conflict in the Red Sea
While Polestar does not directly conduct any business with suppliers in Russia or the Ukraine, there can be no assurance that all parts of the supply chain are devoid of any exposure to disruptions caused by the Russo-Ukrainian War.
The recent escalation in the conflict between Israel and Hamas and uncertain geopolitical conditions, sanctions, and other potential impacts on the global economic environment may weaken demand for Polestar’s vehicles and impact its ability to access production components, which could make it difficult for Polestar to forecast its financial results and manage its inventory levels. Israel is one of Polestar's importer markets where we have minimal sales. Polestar also has some suppliers with operations in Israel, including Mobileye and StoreDot. If the conditions in Israel interrupt Polestar’s suppliers’ operations or limit the ability for Polestar’s suppliers to operate, Polestar’s business can be harmed. Additionally, in the past, Israel and Israeli companies have been, and continue to be, subject to economic boycotts and divestment initiatives, which could negatively impact Polestar’s business given Polestar’s relationship with Mobileye and StoreDot.
In addition, further escalation of the conflict in the Red Sea may affect our shipping operations and result in shipping companies rerouting their cargo ships. These potential shipping disruptions may cause additional shipping costs and delays.
Refer to Item 3.D “Risk Factors” in Form 20-F filed with the SEC on August 14, 2024 for information on risks posed by the ongoing conflicts between Russia and Ukraine, in Israel and the Gaza Strip, and in the Red Sea.
Inflation
Global economic conditions have caused rising inflationary pressures on prices of components, materials, labor, and equipment used in the production of Polestar vehicles. Historically, increases in battery prices due to the increased prices of lithium, cobalt, and nickel contributed to increased cost of goods sold. More currently, Polestar has started experiencing a decrease in raw material costs related to batteries. Overall fluctuations in the cost of components, materials, labor, and equipment are expected to lead to higher costs of goods sold in the future. Additionally, the natural time lag created by the production, shipping, and selling of vehicles has also contributed to a delay in price increases experienced by Polestar. Higher oil prices have also increased freight and distribution costs across all markets. It is uncertain whether these inflationary pressures will persist in the future. Polestar remains vigilant and will continue to closely monitor the effects of the Russo-Ukrainian War, the conflicts in Israel and the Gaza Strip, and inflation on its business.
Additional key factors impacting performance
Polestar’s continued growth depends on numerous factors and trends, including continued sales of the PS2 and new sales of the PS4 at anticipated volumes while production and sales of the PS3 ramps-up. This includes the ramp-up of sales in the US market of these models, particularly the PS3, which is, in part, dependent on the successful ramp-up of production at the facility in Charleston, South Carolina operated by Volvo Cars. Polestar’s regional mix of sales, including higher sales in the US market, and its overall product mix, is important to maintain its gross margins. Ramping-up Polestar’s production at other facilities is also an important factor in the success of Polestar’s future vehicle production and delivery. In addition to increasing vehicle volume, Polestar is focused on developing additional revenue streams, such as IP licensing, aftermarket revenue, component sales, and/or used car sales. If Polestar’s vehicle sales and additional revenue streams do not develop as anticipated, Polestar may not have the necessary cash flow to operate its business and repay outstanding indebtedness. Furthermore, Polestar’s gross margins are dependent upon Polestar’s current pricing structure, which is subject to a variety of factors, including certain average selling price assumptions. If Polestar has higher than expected discounting or advertising and promotion costs, its future margins may suffer.
Polestar’s gross margins are also dependent upon its ability to manage costs, including costs associated with raw materials and key components of production, proposed tariffs on imports from China, and to implement cost savings initiatives. Polestar’s future financial performance also requires Polestar to accurately forecast demand for its vehicles. Inaccurate demand forecasts may lead to Polestar offering deeper discounts or experiencing greater than expected sales volumes of discounted vehicles. As a result of inaccurate forecasts, Polestar could also experience higher than expected production, operating expense, advertising, sales and promotion costs or may be unable to effectively charge such costs to customers in a targeted manner. This could result in vehicles being sold with fewer options and trim levels, higher than expected sales volumes of lower-priced variants, and/or failure of Polestar to meet its gross margin and profitability expectations.
A. Results of operations
Polestar conducts business under one operating segment with primary commercial operations in North America, Europe, Asia, and various importer markets. Refer to Note 1 - Overview and basis of preparation in the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information on the basis of presentation. Refer to Note 2 - Significant accounting policies and judgements in the Consolidated Financial Statements for Polestar Automotive Holding UK PLC, as of December 31, 2023 and 2022, and for the three years ended December 31, 2023 that were included the Form 20-F filed with the SEC on August 14, 2024 for more information related to segment reporting.
Comparison of the six months ended June 30, 2024, and 2023
The following table summarizes Polestar’s historical Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for six months ended June 30, 2024, and 2023.

For the six months ended June 30,		Variance
2024	2023	$	%
	(Restated)

Revenue	905,813	1,237,635	(331,822)	(27)
Cost of sales	(933,111)	(1,216,020)	282,909	(23)
Gross profit/(loss)	$(27,298)	$21,615	$(48,913)	(226)
Selling, general and administrative expense	(437,840)	(474,607)	36,767	(8)
Research and development expense	(23,345)	(83,050)	59,705	(72)
Other operating income and expense	24,034	38,559	(14,525)	(38)
Operating loss	$(464,449)	$(497,483)	$33,034	(7)
Finance income	5,606	12,489	(6,883)	(55)
Finance expense	(201,427)	(92,656)	(108,771)	117
Fair value change - Earn-out rights	139,638	232,995	(93,357)	(250)
Fair value change - Class C Shares	2,500	10,750	(8,250)	(130)
Share of losses in associates	$(4,350)	$—	$(4,350)	—
Loss before income taxes	$(522,482)	$(333,905)	$(188,577)	56
Income tax expense	(17,003)	(6,925)	(10,078)	146
Net loss	$(539,485)	$(340,830)	$(198,655)	58
Revenues
Polestar’s net Revenue for the six months ended June 30, 2024 was $905.8 million, a decrease of $331.8 million, or 27% compared to $1,237.6 million for the six months ended June 30, 2023. Revenue from related parties for the six months ended June 30, 2024 was $162.3 million, an increase of $84.0 million, or 107% compared to $78.3 million for the six months ended June 30, 2023.
The following table summarizes the components of revenue and related changes between interim periods:

	For the six months ended June 30,		Variance
	2024	2023	$	%
		(Restated)
Revenues
Sales of vehicles	883,621	1,208,791	(325,170)	(27)
Sales of software and performance engineered kits	7,891	11,419	(3,528)	(31)
Sales of carbon credits	40	532	(492)	(92)
Vehicle leasing revenue	11,566	7,493	4,073	54
Other revenue	2,695	9,400	(6,705)	(71)
Total	$905,813	$1,237,635	$(331,823)	(27)
Sales of vehicles for the six months ended June 30, 2024 were $883.6 million, a decrease of $325.2 million, or 27% compared to $1,208.8 million for the six months ended June 30, 2023. The decrease was driven primarily by lower volumes of Polestar 2 sales across certain geographic markets such as the United Kingdom, United States, Germany, and Sweden. Additionally, a $106.7 million increase in discounts to fleet customers contributed to the decrease in revenue from Sales of vehicles.
Sales of software and performance engineered kits for the six months ended June 30, 2024 were $7.9 million, a decrease of $3.5 million, or 31% compared to $11.4 million for the six months ended June 30, 2023. The decrease is a result of Polestar's continued emphasis on its own vehicles, coupled with a continued decline in Volvo Car's sales of Polestar's performance engineered kits.
Vehicle leasing revenue for the six months ended June 30, 2024 was $11.6 million, an increase of $4.1 million, or 54% compared to $7.5 million for the six months ended June 30, 2023. This activity is primarily driven by greater recognition of deferred revenue for repurchase vehicles sold to external parties as compared to the six months ended June 30, 2023.
Other revenue for the six months ended June 30, 2024 was $2.7 million, a decrease of $6.7 million, or 71% compared to $9.4 million for the six months ended June 30, 2023. The decrease is driven primarily by less sales-based royalties received from Volvo Cars on sales of parts and accessories for the Polestar as compared to the six months ended June 30, 2023.
Cost of sales and gross profit/(loss)
Cost of sales for the six months ended June 30, 2024 was $933.1 million, a decrease of $282.9 million, or 23% compared to $1,216.0 million for the six months ended June 30, 2023. This decrease was mainly due to a $207.4 million reduction in material costs related to lower sales volumes of Polestar 2 and a $79.5 million reversal of previous inventory impairments for vehicles sold.
Gross profit/(loss) for the six months ended June 30, 2024 was a gross loss of $27.3 million, a decrease of $48.9 million, or 226% compared to a gross profit of $21.6 million for the six months ended June 30, 2023. This decrease is attributed to lower net revenue of

$331.8 million primarily due to lower volumes of Polestar 2 sales and greater dealer discounts. Refer to the explanation of the Revenue variances above for greater details. These negative impacts were partially offset by a $207.4 million reduction in material cost and a $79.5 million reversal of previous inventory impairments for vehicles sold.
Selling, general, and administrative expense
Selling, general, and administrative expense for the six months ended June 30, 2024 was $437.8 million, a decrease of $36.8 million, or 8% compared to $474.6 million for the six months ended June 30, 2023. This activity is primarily due to a decrease in media activities expense of $22.2 million. Additional decreases were attributed to lower administrative cost of $15.2 million during the six months ended June 30, 2024.
Research and development expense
Research and development expense for the six months ended June 30, 2024 was $23.3 million, a decrease of $59.7 million, or 72%, from $83.1 million for the six months ended June 30, 2023. This change was primarily driven by a decrease in the amortization costs as Polestar 2 intellectual property began capitalization into inventory during the fourth quarter of the year ended December 31, 2023. Until then, the Polestar 2 intellectual property was amortized into Research and development expense. Additionally, Polestar 6 reached the capitalization phase during the second half of the year ended December 31, 2023, and therefore costs related to the development of the Polestar 6 are no longer recognized in Research and development expense.
Other operating income (expenses), net
Other operating income (expense), net for the six months ended June 30, 2024 was an income of $24.0 million, a decrease of $14.5 million, or 38% compared to an income of $38.6 million for the six months ended June 30, 2023. This decrease is primarily driven by higher negative foreign exchange effects on working capital comprised of realized and unrealized gains on foreign currency transactions of $41.3 million. Additional decreases were attributed to increased other operating expenses of $4.6 million. These decreases were partially offset by $31.1 million of income, mostly related to income recognized during the six months ended June 30, 2024 for services provided to Polestar Times Technology during the year ended December 31, 2023.
Finance income
Finance income for the six months ended June 30, 2024 was $5.6 million, a decrease of $6.9 million, or 55% compared to $12.5 million for the six months ended June 30, 2023. This decrease was primarily the result of lower interest income on bank accounts of $7.2 million.
Finance expenses
Finance expense for the six months ended June 30, 2024 was $201.4 million, an increase of $108.8 million, or 117% compared to $92.7 million for the six months ended June 30, 2023. This increase was primarily the result of higher interest expense due to related parties of $46.6 million, higher interest expense associated with liabilities to credit institutions of $41.1 million, and higher negative realized and unrealized foreign exchange effects of $17.4 million.
Fair value change - Earn-out rights
The gain on Fair value change - Earn-out rights for the six months ended June 30, 2024 was $139.6 million, a decrease of $93.4 million, or 40% compared to $233.0 million for the six months ended June 30, 2023. This change is primarily attributable to a decrease in Polestar's share price and a comparable change in Polestar’s share price during the six months ended June 30, 2024, as compared to the six months ended June 30, 2023. The share price was $0.79 for the six months ended June 30, 2024, compared to $3.82 for the six months ended June 30, 2023 and changed by $1.47, from $2.26 to $0.79 for the six months ended June 30, 2024, compared to $1.49, from $5.31 to $3.82 for the six months ended June 30, 2023. Leveraging a benchmark of peers and utilizing historical data, the implied equity volatility used in the Monte Carlo simulation is 80% as of June 30, 2024, as compared to 75% as of June 30, 2023.
Fair value change - Class C Shares
The gain on the fair value change of these warrants (i.e, Class C Shares) for the six months ended June 30, 2024 was $2.5 million, a decrease of $8.3 million or 77% compared to $10.8 million for the six months ended June 30, 2023. This decrease is primarily attributable to a smaller change in the price of the Class C-1 Shares and the estimated value of the Class C-2 Shares by $0.10, from $0.24 to $0.14 for the six months ended June 30, 2024, compared to $0.43, from $1.12 to $0.69 for the six months ended June 30, 2023.
Polestar utilizes a binomial lattice model to calculate the value of the Class C-2 Shares which factors several inputs, including the changes in Polestar’s share price, the implied volatility of Class C-1 Shares, and risk-free rate. During the six months ended June 30, 2024, Polestar's share price decreased by $1.47, from $2.26 to $0.79, implied volatility of publicly traded Class C-1 Shares increased from 88% to 225%, and risk-free rate increased from 3.93% to 4.47% over the same period. During the six months ended June 30, 2023 Polestar's share price decreased by $1.49, from $5.31 to $3.82, implied volatility of publicly traded Class C-1 Shares increased from 89% to 94%, and risk-free rate increased from 4.01% to 4.27% over the same period.

Share of earnings in associate
During the six months ended June 30, 2024, Polestar injected cash of $34.3 million into Polestar Times Technology and maintains 46.2% ownership. Polestar recognized an expense of $4.4 million for the six months ended June 30, 2024, this expense is attributed to

Polestar's share of Polestar Times Technology's net losses. As Polestar completed its First Contribution Condition in Polestar Technology on December 20, 2023, there is no comparable period. Polestar's carrying value of its investment in Polestar Technology was zero as a result of its share of Polestar Technology's losses.
B. Liquidity and capital resources
Polestar continues to finances its operations primarily through various short-term credit facilities, including working capital facilities, medium term loans with credit institutions and related parties, sale leaseback arrangements, inventory finance facilities and extended trade credit with related parties. Polestar anticipates it will continue to need to raise funding via these methods and via equity to meet the cash requirements to fulfill its obligations. The principal uses for liquidity and capital are funding operations, repayment of debt, market expansion, and investments in Polestar's future vehicles and automotive technologies.
Polestar continues to generate negative operating and investing cash flows as a result of scaling up commercialization efforts globally, along with continuing capital expenditures for the PS2, PS3, PS4, PS5, and PS6. Polestar does not expect to achieve positive free cash flows until late 2025. Managing the company’s liquidity profile and funding needs remains one of management’s key priorities. Substantial doubt about Polestar's ability to continue as a going concern persists as timely realization of financing endeavors is necessary to cover forecasted operating and investing cash outflow. Refer to Note 1 - Overview and basis of preparation in the accompanying Unaudited Condensed Consolidated Financial Statements included elsewhere in this report for more information.
Polestar intends to continue developing its short, medium, and long-term financing relationships with European and Chinese banking partners and Polestar's related parties, including upsizing current facilities where applicable, while also continuing to explore potential equity or debt offerings.
Debt financing
Polestar enters into various debt arrangements with European and Chinese banking partners, related parties, and other financial institutions in the form of short-term, medium-term, and long-term funding to meet Polestar's capital needs.
Current and non-current Liabilities to credit institutions
During the periods presented in the accompanying Unaudited Condensed Consolidated Financial Statements, Polestar utilized several short-term working capital loans, primarily originating from European and Chinese banking partners. These existing and developing relationships provide Polestar with a reliable source of short-term liquidity. All short-term working capital loans that have come due during the periods presented have been repaid on-time. Short-term working capital loans are primarily used for the purposes of achieving sales volumes.
Current Liabilities to credit institutions are in the form of loans from banks, floor plan facilities, and sale leaseback facilities. On February 22, 2024, Polestar entered into its first non-current loan agreement with credit institutions. This was in the form of a syndicated multicurrency green trade facility with 12 banks including Standard Chartered Bank acting as agent and security agent. The facility consists of two tranches: Facility A (EUR denominated at €340 million with an interest rate at the relevant EURIBOR plus 2.85%) and Facility B (USD denominated at $583.5 million, with an interest rate at the Chicago Mercantile Exchange Term SOFR plus 3.35%). Both facilities have a 36-month repayment period with repayment of utilizations due in full at the end of the period, including any unpaid interest and other fees. The facilities are secured by interest reserve accounts pledges with an aggregate of three months interest deposited upon utilization of available credit. As of February 28, 2024, Polestar had fully utilized its borrowing capacity and drawn down on $947.3 million.
This syndicated loan is subject to covenant requirements, including but not limited to a minimum annual revenue of $5,359.9 million for 2024, minimum quarterly cash levels of €400 million, and maximum quarterly financial indebtedness of $5,500 million. As of June 30, 2024, Polestar is at risk of breaching certain of these covenants, which could lead to the banks calling on the debt immediately if the breach occurs. In the event the debt is called upon immediately, the entirety of the debt will become current. Discussions are ongoing with the banks to seek a waiver of certain covenant requirements by December 31, 2024.
Polestar's green trade facility entered into on February 28, 2022 is subject to certain covenant requirements and shares the same minimum quarterly cash covenant as the syndicated loan. As of June 30, 2024, Polestar is not at risk of breaching its cash covenant.
As of June 30, 2024, Polestar had total Current liabilities to credit institutions and Non-current liabilities to credit institutions outstanding of $1,536.8 million and $947.3 million, respectively. Refer to Note 14 - Liabilities to credit institutions for information on Polestar's working capital loans outstanding as of June 30, 2024.
Comparison of the six months ended June 30, 2024 and 2023
As of June 30, 2024, Polestar had Cash and cash equivalents of $668.9 million as compared to $768.9 million as of December 31, 2023. Cash and cash equivalents consist of cash in banks with an original term of three months or less. As of June 30, 2024, the Group had restricted cash of $21.5 million which is presented within Other non-current assets in the Unaudited Condensed Consolidated Statement of Financial Position. As of December 31, 2023, the Group had restricted cash of $1.8 million which is presented as Other non-current assets in the Unaudited Condensed Consolidated Statement of Financial Position. The following table summarizes Polestar’s Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2024 and 2023:

	For the six months ended June 30,		Variance
	2024	2023	$
		(Restated)
Cash (used for)/provided by operating activities	(169,662)	(660,242)	490,580

Cash used for investing activities	(355,085)	(279,168)	(75,917)
Cash provided by financing activities	445,120	1,061,440	(616,320)
Cash (used for)/provided by operating activities
Cash used for operating activities for the six months ended June 30, 2024 was $169.7 million, a decrease of $490.6 million compared to $660.2 million for the six months ended June 30, 2023. The change is primarily attributable to positive changes in working capital during the six months ended June 30, 2024.
Cash used for inventories for the six months ended June 30, 2024 was a cash inflow of $163.5 million, a decrease of $352.7 million compared to cash outflow of $189.2 million for the six months ended June 30, 2023. This change is primarily due to greater vehicle sales relative to vehicles produced for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.
Cash provided by changes in trade receivables, prepaid expenses, and other assets for the six months ended June 30, 2024 was a cash inflow of $115.6 million, an increase of $46.9 million compared to a cash inflow of $68.7 million for the six months ended June 30, 2023.This change is primarily due to a $45.2 million decrease in Trade receivables from related parties, reflecting higher collections from Volvo Cars in the six months ended June 30, 2024 compared to the six months ended June 30, 2023.
Cash used for trade payables, accrued expenses, and other liabilities for the six months ended June 30, 2024 was cash inflow of $97.1 million, a decrease of $231.9 million compared to a cash outflow of $134.8 million for the six months ended June 30, 2023. This change is primarily due to $229.0 million in lower settlements of trade payables to Volvo Cars for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.
Cash used for contract liabilities for the six months ended June 30, 2024 was a cash inflow of $1.9 million, a decrease of $19.3 million compared to a cash inflow of $21.2 million for the six months ended June 30, 2023. This is primarily due to lower volumes of Polestar 2 sales.
Cash used to pay interest for the six months ended June 30, 2024 was $146.2 million, an increase of $97.5 million compared to $48.7 million for the six months ended June 30, 2023 . The change is primarily due to $89.1 million in higher interest paid to credit institutions related to working capital loans for the six months ended June 30, 2024 compared to the six months ended June 30, 2023.
Cash used for investing activities
Cash used for investing activities for the six months ended June 30, 2024 was $355.1 million, a increase of $75.9 million compared to $279.2 million for the six months ended June 30, 2023. The change is primarily related to a $41.0 million increase in Additions to property, plant, and equipment from a cash outflow of $42.9 million for the six months ended June 30, 2023 to a cash outflow of $83.9 million for the six months ended June 30, 2024. Polestar also injected $34.3 million into Polestar Times Technology for the six months ended June 30, 2024.
Cash provided by financing activities
Cash provided by financing activities for the six months ended June 30, 2024 was $445.1 million, a decrease of $616.3 million compared to $1,061.4 million for the six months ended June 30, 2023. The change was primarily the result of decreased liquidity provided by draw-downs on short-term working capital facilities with Chinese and European banking partners coupled with increased principal repayments on maturing loans during the six months ended June 30, 2024. Polestar’s borrowings provided $1,345.3 million in gross cash proceeds during the period, of which $950.6 million was sourced from a syndicated multicurrency green trade facility, $134.2 million was sourced from short-term working capital facilities with Chinese banking partners, $143.2 million was sourced from a green trade revolving credit facility with a syndicate of European banks, and $117.3 million was sourced from multiple low-value floorplan and sale-leaseback facilities, including the facility with Volvo Cars. These gross cash proceeds were partially offset by principal repayments of $867.2 million during the period, of which $212.5 million was used to settle short-term working capital facilities with Chinese banking partners, $553.5 million was used to settle amounts due on the green trade revolving credit facility, $101.3 million was used to settle amounts due on the low-value floorplan and sale-leaseback facilities, including the facility with Volvo Cars, and $12.5 million was used to settle amounts due on lease liabilities. Additionally, there was an increase in restricted deposits of $20.4 million related to the syndicated multicurrency green trade facility covenant requiring Polestar to keep cash restricted, equivalent to the interest expense of the current interest period.
Contractual obligations and commitments
Polestar is party to contractual obligations to make payments to third parties and related parties in the form of short-term credit facilities, sale leaseback arrangements, and various other leasing arrangements. Polestar also has certain capital commitments to purchase property, plant and equipment and intellectual property. The following table summarizes Polestar’s estimated future cash expenditures related to contractual obligations and commitments as of June 30, 2024:

	Payments due by period
Contractual obligations and commitments	Total	Less than 1 year	Between 1-5 years	After 5 years
Capital commitments[1]	699,591	525,334	162,818	11,439
Minimum purchase commitments[2]	440,374	326,345	106,696	7,333
Credit facilities, including sale leasebacks and floor plans[3]	2,484,108	1,536,819	947,289	—
Other liabilities, including floor plans - related parties[4]	1,460,096	86,195	1,358,367	15,534

Lease obligations including related parties[5]	131,465	34,990	84,440	12,035
Total	$5,215,634	$2,509,683	$2,659,610	$46,341
1.Capital commitments relate to Polestar's investment in PPE and intangible assets for the production of upcoming PS3 models, PS4, PS5 and PS6. Additionally, the remaining capital injections Polestar will provide Polestar Times Technology are included herein.
2.Minimum purchase commitments relate to contracts with certain suppliers including a non-cancellable commitment, an agreed minimum purchase volume, or an agreed minimum sales volume. In the event of a shortfall in purchases, a shortfall in sales, or Polestar´s decision to terminate such contracts, these suppliers are entitled to compensation from Polestar.
3.Refer to Note 14 - Liabilities to credit institutions for further details on Polestar's credit facilities including sale leasebacks and floor plans.
4.Refer to Note 15 - Related party transactions for further details.
5.Refer to Note 6 - Leases for further details.
Off-balance sheet arrangements
Other than the capital commitments mentioned in “Contractual obligations and commitments” in this “Operating and Financial Review and Prospectus,” Polestar does not maintain any off-balance sheet activities, arrangements, or relationships with unconsolidated entities (e.g., special purpose vehicles and structured finance entities) or persons that have a material current effect, or are reasonably likely to have a material future effect, on Polestar’s Consolidated Financial Statements.
C. Non-GAAP Financial Measures
Polestar uses both generally accepted accounting principles (“GAAP,” i.e., IFRS) and non-GAAP (i.e., non-IFRS) financial measures to evaluate operating performance, internal comparisons to historical performance, and other strategic and financial decision-making purposes. Polestar believes non-GAAP financial measures are helpful to investors as they provide useful perspective on underlying business trends and assist in period-on-period comparisons. These measures also improve the ability of management and investors to assess and compare the financial performance and position of Polestar with those of other companies.
These non-GAAP measures are presented for supplemental information purposes only and should not be considered a substitute for financial information presented in accordance with GAAP. The measures are not presented under a comprehensive set of accounting rules and, therefore, should only be read in conjunction with financial information reported under GAAP when understanding Polestar's operating performance.
The measures may not be the same as similarly titled measures used by other companies due to possible differences in calculation methods and items or events being adjusted. A reconciliation between non-GAAP financial measures and the most comparable GAAP performance measures is provided below.
Non-GAAP financial measures include adjusted EBITDA, adjusted net loss, and adjusted free cash flow.
Adjusted EBITDA
Adjusted EBITDA is calculated as Net loss, adjusted for Fair value change - Earn-out rights, Fair value change - Class C Shares, interest income, interest expense, Income tax benefit (expense), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying operating results and trends of the business prior to the impact of any adjusting items.
Adjusted Net Loss
Adjusted net loss is calculated as Net loss, adjusted to exclude Fair value change - Earn-out rights, Fair value change - Class C Shares. This measure represents Net loss, adjusted for certain income and expenses which are significant in nature and that management considers not reflective of ongoing operational activities. This measure is reviewed by management and is a relevant measure for understanding the underlying performance of Polestar's core business operations.
Adjusted Free Cash Flow
Adjusted free cash flow is calculated as Cash used for operating activities, adjusted to exclude cash flows used for property, plant and equipment and intangible assets. This measure is reviewed by management and is a relevant measure for understanding cash sourced from operating activities that is available to repay debts, fund capital expenditures, and spend on other strategic initiatives.
Unaudited Reconciliation of GAAP and Non-GAAP Results
All figures presented in the tables below are in thousands of U.S. dollars unless otherwise stated. Additionally, certain 2023 figures have been restated. Refer to Note 18 - Restatement of prior period financial statements for details.
Adjusted EBITDA

	For the six months ended June 30,
	2024	2023
		(Restated)
Net loss	(539,485)	(340,830)
Fair value change - Earn-out rights	(139,638)	(232,995)
Fair value change - Class C Shares	(2,500)	(10,750)
Interest income	(5,606)	(12,489)

Interest expenses	165,215	73,869
Income tax expense	17,003	6,925
Depreciation and amortization expense	22,371	53,204
Adjusted EBITDA	$(482,640)	$(463,066)
Adjusted Net Loss

	For the six months ended June 30,
	2024	2023
		(Restated)
Net loss	(539,485)	(340,830)
Fair value change - Earn-out rights	(139,638)	(232,995)
Fair value change - Class C Shares	(2,500)	(10,750)
Adjusted net loss	$(681,623)	$(584,575)
Adjusted Free Cash Flow

	For the six months ended June 30,
	2024	2023
		(Restated)
Net cash used for operating activities	(169,662)	(660,242)
Additions to property, plant and equipment	(83,884)	(42,948)
Additions to intangible assets	(236,935)	(237,930)
Adjusted free cash flow	$(490,481)	$(941,120)
D. Critical accounting estimates
Polestar did not have any new accounting estimates applied during the six months ended June 30, 2024 that are critical to the portrayal of our financial condition and results of operations and that require significant, difficult, subjective, or complex judgements. See Form 20-F filed with the SEC on August 14, 2024, for critical accounting estimates for the year ended, December 31, 2023.
E. Forward-looking statements
Certain statements in this discussion may be considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the future financial or operating performance of Polestar including the number of vehicle deliveries and gross margin. For example, projections of revenue, volumes, margins, cash flow break-even and other financial or operating metrics and statements regarding expectations of future needs for funding and plans related thereto are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.
These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Polestar and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) Polestar’s ability to maintain agreements or partnerships with its strategic partners, such as Volvo Cars, Geely or Xingji Meizu Group, and to develop new agreements or partnerships; (2) Polestar’s ability to maintain relationships with its existing suppliers, source new suppliers for its critical components and enter into longer term supply contracts and complete building out its supply chain, while effectively managing the risks due to such relationships; (3) Polestar’s reliance on its partnerships with vehicle charging networks to provide charging solutions for its vehicles and its reliance on strategic partners for servicing its vehicles and their integrated software; (4) Polestar’s reliance on its partners, some of which may have limited experience with electric vehicles, to manufacture vehicles at a high volume or develop devices, products, apps or operating systems for Polestar, and to allocate sufficient production capacity or resources to Polestar in order for Polestar to be able to increase its vehicle production capacities and product offerings; (5) the ability of Polestar to grow and manage growth profitably including expectations of growth and financial performance by generating expected revenues at expected selling prices, maintain relationships with customers and retain its management and key employees; (6) Polestar’s estimates of expenses, profitability, gross margin, cash flow, and cash reserves; (7) increases in costs, disruption of supply or shortage of materials, in particular for lithium-ion cells or semiconductors; (8) the possibility that Polestar may be adversely affected by other economic, business, and/or competitive factors; (9) the effects of competition and the high barriers to entry in the automotive industry, and the pace and depth of electric vehicle adoption generally on Polestar’s future business; (10) changes in regulatory requirements, governmental incentives and fuel and energy prices; (11) the outcome of any legal proceedings that may be instituted against Polestar or others, adverse results from litigation, governmental investigations or audits, or tax-related proceedings or audits; (12) the ability to meet stock exchange listing standards; (13) changes in applicable laws or regulations or governmental incentive programs; (14) Polestar’s ability to establish its brand and capture additional market share, (15) the risks associated with negative press or reputational harm, including from lithium-ion battery cells catching fire or venting smoke; (16) delays in the design, development, manufacture, launch and financing of Polestar’s vehicles and other product offerings, and Polestar’s reliance on a limited number of vehicle models to generate revenues; (17) Polestar’s ability to continuously and rapidly innovate, develop and market new products; (18) risks related to future market adoption of Polestar’s offerings; (19) risks related to Polestar’s distribution model; (20) the impact of the global COVID-19 pandemic, inflation, interest rate changes, the ongoing conflict between Ukraine and Russia and in Israel and the Gaza Strip, supply chain disruptions, fuel and energy prices and logistical constraints on Polestar, Polestar’s projected results of operations, financial performance or other financial and operational metrics, or on any of the foregoing risks; (21) Polestar’s ability to forecast demand for its vehicles; (22) Polestar’s ability to raise additional funding; (23) Polestar’s ability to successfully execute cost-cutting activities and strategic efficiency initiatives; (24) the identification of additional accounting errors and/or a final assessment of errors already identified that differs significantly from Polestar’s preliminary view of such errors; and (25) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the United States Securities and Exchange Commission by Polestar. There may be additional risks that Polestar presently does not know or that Polestar currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.
Nothing in this discussion should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Polestar assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as may be required by law.